Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

December 8, 2010

Mr. Daniel L. Gordon
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Primus Guaranty, Ltd. Form 10-K for the year ended December 31, 2009 Forms 10-Q for the quarters ended March 31 and June 30, 2010 Proxy Statement on Schedule 14A, Filed April 1, 2010 File No. 1-32307

Dear Mr. Gordon:

On behalf of Primus Guaranty, Ltd. (“Primus” or the “Company”), I am writing in response to your comment letter dated November 18, 2010 regarding the filings referenced above and which was in response to our letter to you dated October 26, 2010 also regarding these filings.

For your convenience, the Company has restated your comments in the November 18th letter in full followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits

1.	We note your response to comment 4 in our letter dated September 30, 2010 with regard to your July 9, 2009 acquisition of CypressTree Investment Management, LLC. We note your disclosure on page 4 that CypressTree had assets under management totaling approximately $2.3 billion as of December 31, 2009 and $3.7 billion in CLOs, CSOs, investment fund vehicles and separately managed accounts. Given that the CypressTree acquisition added significantly to your management portfolio, we continue to believe that your acquisition of CypressTree Investment Management, LLC may be a material acquisition. Please file the agreement associated with this acquisition as an exhibit or, in the alternative, please provide us with an analysis detailing the qualitative and quantitative reasons why you view the CypressTree transaction as not material to the overall discussion of Primus Guaranty, Ltd in your Form 10-K.

Response:

On July 9, 2009, the Company acquired CypressTree Investment Management, LLC (“CypressTree”). While the Company’s third-party assets under management were expected to increase over time, the revenues estimated to be earned by CypressTree from managing those assets were immaterial to the Company’s operations. During the year ended December 31, 2009, the asset management fees attributable to CypressTree were $1.8 million, compared to the Company’s total revenues of approximately $1.5 billion for that year. The assets and liabilities acquired as a result of the transaction also were immaterial to the Company.

At the time of acquisition, ASC 810, Consolidation was not applicable to the Company’s consolidated financial statements, and thus the Company was not required to consolidate, and did not consolidate, the assets or liabilities of its two collateralized loan obligations (“CLOs”) nor did it plan to consolidate the assets or liabilities of the CLOs under management by CypressTree. Based on these considerations, and after consultation with outside counsel, the Company determined that the CypressTree merger agreement was not a material contract. The Company would have negotiated and structured the acquisition agreement differently had it believed the agreement would be publicly available so as to maintain the confidentiality associated with the purchase price.

Subsequently, the Company disclosed the financial terms of the acquisition in its audited financial statements for the year ended December 31, 2009, and investors accordingly could evaluate the financial impact of the acquisition on the Company. As noted in response 2 below, the Company has since disposed of CypressTree, thus further underscoring the immateriality of the original acquisition agreement.

Form 10-Q for the Period Ended June 30, 2010

Condensed Consolidated Statements of Operations, page 4

2.	We note your response to prior comment 5. Although you do not participate in traditional lending and deposit activities, you are within the scope of SAB 11-K as a finance company with a material amount of lending and should therefore report net interest income in your statements of operations as prescribed by Article 9 of Regulation S-X. Please revise accordingly in future filings.

Response:

On December 1, 2010, the Company consummated its previously announced transaction in which its CypressTree subsidiary was sold. The Company previously conducted its CLO management and sub-advisory activities through CypressTree. As a result of the sale, the Company will no longer generally be engaged in CLO management and sub-advisory businesses and consequently the Company will now record its CLO businesses as discontinued operations in its consolidated statements of operations. Accordingly, the presentation of net interest income from the CLO activities will no longer be applicable or relevant to the continuing operations of the Company.

* * *

Please note that, with effect from November 1, 2010, I have been appointed as the Chief Executive Officer of the Company, replacing Mr. Jasper. Do not hesitate to contact me at (212) 697-3733, or Chris Gerosa, the Company’s Chief Financial Officer, at (212) 697-6521, if you should need further clarification or additional information with respect to the Company’s response. We also would appreciate if any further correspondence continues to be sent by facsimile to (212) 937-3498.

Very truly yours,

/s/ Richard Claiden
Richard Claiden
Chief Executive Officer

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